XSInventory

2950 E. Flamingo Rd., Suite E-6D, Las Vegas, Nevada 89121

February 10, 2006

John Reynolds

United States

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	XSInventory
Form SB-2
Originally Filed on August 27, 2004
File No. 333-118632

Dear Mr. Reynolds:

Pursuant to the telephone conversation with Duc Dang on, February 9, 2006, we are hereby requesting acceleration of effectiveness of the above referenced SB-2 Registration Statement, as amended, in accordance with Rule 461 under the Securities Act of 1933. We are requesting effectiveness as of 4:00 P.M. EST on Monday, February 13, 2006 or as soon as there after practicable.

In conjunction with this request for acceleration of the effective date of the above referenced registration statement, the registrant acknowledges that:

•	the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert the Commission’s action of declaring the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any additional information to grant effectiveness, please advise.

Please notify the undersigned upon effectiveness of the Registration at our fax (619) 595-4883.

Thank you for your assistance.

Sincerely,

/s/ Michael J. Evangelista

Michael J. Evangelista

President